Exhibit 99.1

Inspira Technologies Announces Positive Results from Clinical Study of HYLA Blood Sensor, Achieving 96% Accuracy

Inspira’s AI-powered continuous blood monitoring technology demonstrated a high degree of accuracy in a key parameter, targeting multiple multi-billion-dollar market segments; Company plans to advance with ongoing clinical study following this success; FDA submission planned for H2 2025

Ra’anana, Israel – March 4, 2025 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN) (“Inspira” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced positive results from the clinical study of its AI-powered HYLA™ blood sensor. Inspira believes that these breakthrough results strengthen the Company’s progress in developing its innovative real-time blood monitoring capabilities, as a means of enabling early diagnosis and personalized care without the need for intermittent blood draws.

The Company is proud to report that the HYLA successfully achieved 96% accuracy in its clinical study results for a key parameter, as compared to traditional blood test analyzers. In addition, the Clinical study was utilized for testing new parameters including a new indicator for identifying oxygen deficiencies, demonstrating 92.3% accuracy. Data collected in clinical studies is analyzed to further enhance the algorithms and accuracy of the system’s AI-powered learning capabilities. This accurate and real-time continuous measurement capability may help prevent blood oxygen deficiency during surgical procedures without the need for blood draws. The clinical study involved 6 patients undergoing open-heart surgery with the clip-on HYLA blood sensor attached at two different points on the blood circuit tubing, allowing monitoring of the patients’ blood as it flowed through the system during the bypass procedure. The HYLA monitored blood circulating from the patient to the heart-lung machine as well as from the machine back to the patient. The HYLA device’s accuracy was determined by comparing results of routine blood samples withdrawn from patients and analyzed by traditional blood analyzers against the HYLA device readings.

“We consider these exceptional results that mark a pivotal milestone in our mission to transform critical care monitoring,” said Dagi Ben-Noon, CEO of Inspira Technologies. “We believe that achieving 96% accuracy as reflected in our clinical results in real-time blood monitoring without the need for blood draws represents a significant technological breakthrough. We plan to introduce the HYLA blood monitoring device for wide adoption across various medical procedures, targeting healthcare providers with early detection diagnostics to support patient treatment.”

The clinical study is conducted at Sheba Hospital, ranked among the world’s top 8 hospitals by Newsweek, by the hospital’s medical team and authorized members of the Company. With this clinical study being utilized to focus on accuracy testing against current hospital blood lab testing methods, the Company plans to advance the study to collect additional patient data to further expand the system’s AI-powered learning capabilities, towards early detection diagnostics software development.

The Company anticipates that these new results will support the advancement towards its expected Food and Drug Administration (FDA) submission of the first HYLA configuration in the second half of 2025. Once FDA clearance is obtained, the Company plans to deploy this core technology of the INSPIRA ART in U.S. hospitals for data collection and post-market validation.

About the HYLA Blood Sensor

The HYLA blood sensor is designed to monitor blood parameters continuously using non-invasive, AI-powered technology. Unlike traditional blood monitoring methods that require intermittent blood draws, the HYLA system aims to provide real-time data, enabling earlier detection of changes in patient condition and more timely medical interventions. As a standalone technology, the HYLA targets the blood gas analyzer market, projected to reach $5.7 billion by 2030, while also strengthening Inspira’s position in the $19 billion mechanical ventilation market when and if integrated with the Company’s respiratory support systems. The HYLA technology is being developed for versatility across multiple clinical settings, from intensive care units to operating rooms, with potential applications in cardiopulmonary bypass procedures, critical care monitoring, and emergency medicine.

About Inspira Technologies

Inspira Technologies is developing innovative respiratory support and diagnostics technologies. The Company’s flagship INSPIRA ART system aims to revolutionize critical care by enabling patients to remain awake during treatment while stabilizing oxygen levels without mechanical ventilation. The FDA-cleared INSPIRA ART100 system has received regulatory approvals for Cardiopulmonary Bypass procedures in both the U.S. and for Cardiopulmonary Bypass procedures and Extra Corporeal Membrane Oxygenation in Israel. The Company’s HYLA™ blood sensor technology is designed to provide continuous, real-time blood monitoring without the need for blood draws. The Company’s pipeline products, including the INSPIRA ART (Gen 2), INSPIRA Cardi-ART, and HYLA blood sensor, are currently in development and have not yet received regulatory approval.

For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential benefits of its products and the potential market size that it is targeting, the results of the clinical study, its belief that the results strengthen its progress in developing its innovative real-time blood monitoring capabilities and represents a significant technological breakthrough, that it plans to introduce the HYLA blood monitoring device at a cost point that could enable wide adoption across various medical procedures, the expected timing of its FDA submission of the first HYLA configuration and that it plans to deploy this core technology of the INSPIRA ART in U.S. hospitals for data collection and post market validation following receipt of FDA approval.. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations

Email: info@inspirao2.com

Phone: +972-9-9664485

Capital Markets & Investor Contact

Arx | Capital Markets Advisors

North American Equities Desk

inspira@arxadvisory.com

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